Interim Financial Information

Flex LNG Ltd.

First Quarter 2023
May 16, 2023

May 16, 2023 - Hamilton, Bermuda
Flex LNG Ltd. ("Flex LNG" or the “Company”) today announced its unaudited financial results for the three months ended March 31, 2023.

Highlights:
•Vessel operating revenues of $92.5 million for the first quarter 2023, compared to $97.9 million for the fourth quarter 2022.
•Net income of $16.5 million and basic earnings per share of $0.31 for the first quarter 2023, compared to net income of $41.4 million and basic earnings per share of $0.78 for the fourth quarter 2022.
•Average Time Charter Equivalent1 ("TCE") rate of $80,175 per day for the first quarter 2023, compared to $81,699 per day for the fourth quarter 2022.
•Adjusted EBITDA1 of $72.5 million for the first quarter 2023, compared to $79.1 million for the fourth quarter 2022.
•Adjusted net income1 of $35.2 million for the first quarter 2023, compared to $54.5 million for the fourth quarter 2022.
•Adjusted basic earnings per share1 of $0.66 for the first quarter 2023, compared to $1.02 for the fourth quarter 2022.
•In March 2023, we completed our Balance Sheet Optimization Programme which has resulted in the re-financing of all ships in our fleet over a 16 month period which has increased the our cash balance by approximately $382.4 million after all fees and expenses, extended the maturity profiles to the earliest in 2028 and reduced interest margins. Most recently:
◦In February 2023, we completed a $330 million 10-year sale and leaseback with an Asian-based lease provider for the vessels, Flex Artemis and Flex Amber.
◦In March 2023, we completed a $180 million 10-year sale and leaseback with an Asian-based lease provider for the vessel, Flex Rainbow; and
◦In March 2023, we completed a $290 million term and revolving credit facility with margin of 1.85%, 6 year tenor and a 22 year age-adjusted repayment profile.
•As per date of this report, the Company has SOFR and LIBOR based interest rate swaps with aggregate notional principals of $660 million and $160 million, respectively. The weighted average SOFR interest rate is 1.81% with weighted average duration of 5.3 years. While the weighted average LIBOR interest rate is 0.96% with a weighted average duration of 2.0 years.
•The Company declared a dividend for the first quarter 2023 of $0.75 per share.
1 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

1	Flex LNG Ltd. First Quarter Results 2023

Øystein M Kalleklev, CEO of Flex LNG Management AS, commented:
“We are today publishing our first quarter 2023 results and we are pleased to announce that revenues came in at $92.5 million, spot on our guidance of $90 to $93 million. This resulted in adjusted earnings per share of $0.66 for the quarter. As we completed the balance sheet optimization program during the first quarter, we had some additional financing costs in our accounts for the first quarter. However, we have now put in place new attractive long-term financing for all our thirteen ships boosting our cash balance to $475 million at quarter-end or about $9 per share.

Given our very strong financial position and our extensive charter backlog with a minimum of ~57 years remaining contractual backlog, the Board has therefore once again declared an ordinary quarterly dividend of $0.75 per share. During the last twelve months, we have thus paid out $3.75 of dividend per share which should provide investor with an attractive annualized yield of about 11 per cent.

We have now also completed our two first scheduled dry-docking of the LNG carriers Flex Enterprise and Flex Endeavour being docked during March and April respectively. We are pleased to say that these dry-dockings have been carried out according to both time and costs while minimizing off-hire periods. During the second quarter we will carry out the two last drydocking for the year. Revenues are therefore expected to pick up in the second half of the year when the drydocking program for the year is expected to be completed by end of June.

We also re-affirm our guidance for the year. Despite off-hire in connection with four ships carrying out dry-docking, we do expect revenues to increase from $348 million in 2022 to about $370 million for 2023. The average Time Charter Equivalent Rate for the fleet is expected to come in at about $80,000 per day for 2023 in line with the $80,175 per day we delivered in the first quarter.

While the spot market right now is at a seasonable low, we maintain a positive long-term view. Our exposure to the spot market is also limited to one of the thirteen ships which is on a variable time charter where earnings are typically higher in the winter season. Our first fully open ships are not open before 2027 and with newbuilding prices are now exceeding $260 million for ships with deliveries in 2027 this is putting upward pressure on charter rates. Hence, we believe Flex LNG continues to be very well positioned for opportunities to re-contract our ships for longer periods at higher rates in the near future, like we have evidenced in the past.”

2	Flex LNG Ltd. First Quarter Results 2023

Business Update and Fleet Overview
The Company's fleet has zero open available days in 2023 and 95% contract coverage in 2024, depending on charters' decision to utilize an extension option. In addition, we have one vessel exposed to the spot market via a variable rate long-term charter. As of the date of this report, the firm contract backlog for our time charters is 57 years, which may increase to 84 years with declaration of charterer's options. Our next open vessel will be in the second quarter of 2024 at the earliest, depending on charterers' decisions to utilize the extension options.

In March and April 2023, Flex Enterprise and her sister vessel, Flex Endeavour, completed their first scheduled drydocks in Singapore. We are required to drydock each vessel once every five years and we now have two remaining vessels scheduled for drydock in 2023 and two vessels scheduled for drydock in 2024.

The following table sets forth an overview of Our Fleet as of May 16, 2023:

Vessel Name	Year Built	Shipyard(1)	Cargo Capacity (cbm)	Propulsion(2)	Boil off rate	Charter expiration(3)	Expiration with Charterer options(4)
Flex Endeavour	2018	DSME	173,400	MEGI+PRS	0.075%	Q3 2030	Q1 2033
Flex Enterprise	2018	DSME	173,400	MEGI+PRS	0.075%	Q3 2029	NA
Flex Ranger	2018	SHI	174,000	MEGI	0.085%	Q1 2027	NA
Flex Rainbow	2018	SHI	174,000	MEGI	0.085%	Q1 2033	NA
Flex Constellation	2019	DSME	173,400	MEGI+PRS	0.075%	Q2 2024	Q2 2027
Flex Courageous	2019	DSME	173,400	MEGI+PRS	0.075%	Q1 2025	Q1 2029
Flex Aurora	2020	HSHI	174,000	X-DF	0.085%	Q2 2026	Q2 2028
Flex Amber	2020	HSHI	174,000	X-DF	0.085%	Q3 2029	NA
Flex Artemis	2020	DSME	173,400	MEGI+FRS	0.035%	Q3 2025	Q3 2030
Flex Resolute	2020	DSME	173,400	MEGI+FRS	0.035%	Q1 2025	Q1 2029
Flex Freedom	2021	DSME	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2029
Flex Volunteer	2021	HSHI	174,000	X-DF	0.085%	Q1 2026	Q1 2028
Flex Vigilant	2021	HSHI	174,000	X-DF	0.085%	Q4 2030	Q2 2033

(1)	As used in this report, "DSME" means Daewoo Ship building and Marine Engineering Co. Ltd., "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd. Each is located in South Korea.
(2)	"MEGI" refers to M-type Electronically Controlled Gas Injection propulsion systems and "X-DF" refers to Generation X Dual Fuel propulsion systems. "FRS" and "PRS" refers to Full or Partial Re-liquefaction Systems.
(3)	The expiration of our charters is subject to re-delivery windows ranging from 15 to 45 days before or after the applicable expiration date.
(4)	Where charterers have option(s) to be declared on a charter; the expiration provided assumes all options have been declared for illustrative purposes.

Finance update
As of March 31, 2023, the Company had cash, cash equivalents and restricted cash of $475.5 million, which includes the fully drawn revolving tranche of $400.0 million under the $375 Million Facility and $150.0 million under the $290 Million Facility.

3	Flex LNG Ltd. First Quarter Results 2023

As of March 31, 2023, the Company had total long-term debt of $1,889.1 million, with the current portion and non-current portion of long-term debt split as $102.0 million and $1,787.2 million respectively.

In March 2023, we completed our previously announced Balance Sheet Optimization Programme, which we initiated in November 2021 and designed to utilize a de-risked chartering profile to replace existing debt with new debt financing with improved terms and conditions. Pursuant to the completion of the Balance Sheet Optimization Program, we re-financed all of our vessels over a 16 month period. In the first quarter 2023, the company increased cash and cash equivalents by $204.4 million, or $195.7 million after deducting all fees and expenses. In total the Company has increased cash and cash equivalents by approximately $382.4 million after deducting all fees and expenses on the date of each respective re-financing. The re-financings have also reduced the interest margins and extended the maturity dates, with the earliest maturity date now in 2028. Lastly, our revolving credit facilities now total $400 million in aggregate, which increases the Company's flexibility with regards to working capital and managing interest expenditure.

In February 2023, the Company signed and completed sale and leaseback agreements with an Asian-based lease provider for Flex Amber and Flex Artemis, to re-finance their existing facilities, the Flex Amber Sale and Leaseback and the Flex Artemis tranche of the $629 Million Facility, respectively. Under the terms of the agreements, the vessels were sold for a gross consideration, equivalent to the market value of each vessel, and net consideration of $170 million for the Flex Amber and $160 million for the Flex Artemis, adjusted for an advance hire per vessel. The agreements have a lease period of ten years and the Company has the option to extend for an additional two years. The bareboat rate payable under the leases have a fixed element, treated as principal repayment, and a variable element based on SOFR plus a margin of 215 basis points per annum calculated on the outstanding under the lease. The agreements include fixed price purchase options, whereby we have options to re-purchase the vessels at or after the third anniversary of the agreement, and on each anniversary thereafter, until the end of the lease period.
In March 2023, the Company and an Asian-based lease provider signed and completed a sale and leaseback agreement for the vessel, Flex Rainbow. Under the terms of the agreement, the vessel was sold for a consideration of $180 million, with a bareboat charter of 9.9 years. The bareboat rate payable under the lease has a fixed element considered a principal repayment and a variable element considered interest, which is calculated on term SOFR plus a margin. The Company has the options to terminate the lease and repurchase the vessel at fixed price in Q1 2028, in Q1 2030 and at the end of the charter in Q1 2033. In connection with the re-financing of Flex Rainbow, the Company prepaid Flex Aurora's outstanding amount under the $629 Million Facility. Flex Aurora subsequently replaced Flex Rainbow via an asset swap under the $375 Million Facility.

4	Flex LNG Ltd. First Quarter Results 2023

In March 2023, we signed and completed a $290 million term and revolving credit facility, for the vessels, Flex Freedom and Flex Vigilant, to re-finance the remaining tranches of the $629 Million Facility. The facility has an interest rate of SOFR plus a margin of 185 basis points per annum. The facility is split as a term tranche of $140 million and a revolving tranche of $150 million. The facility has a duration of six years, with the revolving tranche being non-amortizing and the term tranche amortizing reflecting an overall age adjusted profile of 22 years.

In order to reduce the risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby the floating rate has been swapped to a fixed rate of interest. As of March 31, 2023, the Company had fixed interest rates on an aggregate notional principal of $820.0 million. The interest rate swaps with a fixed rate of interest based on LIBOR had an aggregate notional principal of $160 million and a weighted average fixed interest rate of 0.96% with a weighted average duration of 2.0 years. The interest rate swaps with a fixed rate of interest based on SOFR had an aggregate notional principal of $660 million and a weighted average fixed interest rate of 1.81% with a weighted average duration of 5.3 years.

ESG Update
Effective management of Environmental, Social and Governance ("ESG") matters is of key strategic importance for the Company. The Company believe that clear guidance and robust control mechanisms are essential to safeguard the proper handling of sustainability risks in its daily operations. The Company has established policies and control processes to manage its employees and partners and to ensure compliance with all applicable international and local laws and regulations.

On May 5, 2023, the Company published its ESG report for 2022, which can be found on the Company's website at: https://www.flexlng.com/category/other-reports/. None of the information contained on the Company's website is incorporated into or forms part of this report. The 2022 ESG Report is the Company’s fifth comprehensive and stand-alone sustainability report, which provides an opportunity to reflect on the Company’s Environmental, Social and Governance journey thus far and look at the developments made in 2022 to further advance in this field. Through the review of the risks faced and a wide range of feedback sources, the Company has developed clear and specific ESG targets and mapped out the path to achieving these goals in both the short and long-term. The report has been prepared in accordance with the Marine Transportation framework established by the Sustainability Accounting Standards Board ("SASB") in line with previous years. The SASB standard allows us to identify, manage and report on material ESG topics with industry specific performance metrics. Additionally, the Company's ESG framework reflects the incorporation of the UN Global Compact principles in the Company's general operations and its enhanced digital ESG management system. In the past, environmental issues have dominated ESG discussions in the shipping industry which have been addressed accordingly within the Company's report. In addition, in 2022 the Company disclosed how it monitors climate risks and strategically manage its impact to the Carbon Disclosure Project ("CDP"). CDP is a non-profit organization that aids investors and companies globally in ESG disclosure, assessing their environmental footprint and providing a rating based on performance. The Company received a "B-"

5	Flex LNG Ltd. First Quarter Results 2023

rating from CDP in 2022 and view its score as an incentive to implement additional measures and expand its current programmes, such as those forming part of the Company's decarbonization journey.

Results for the three months ended March 31, 2023 and December 31, 2022
The Company recorded vessel operating revenues of $92.5 million for the first quarter 2023, compared to $97.9 million in the fourth quarter 2022. This decrease in revenues is due to a decline in market rates, which decreased revenues on our existing variable rate hire contract coupled with the offhire of 19 days during the Flex Enterprise drydock in March 2023.

Voyage expenses, which include voyage specific expenses, broker commissions and bunkers consumption, were $0.3 million in the first quarter 2023, compared to $0.2 million in the fourth quarter 2022.

Vessel operating expenses were $15.7 million in the first quarter 2023, compared to $16.2 million in the fourth quarter 2022. The decrease in vessel operating expenses is due to a decrease in technical expenses such as spares, services and stores offset by an increase in training costs during the first quarter 2023.

Administrative expenses were $3.9 million in the first quarter 2023, compared to $2.3 million in the fourth quarter 2022. The increase in administrative expenses is principally due to performance related bonuses during the first quarter 2023.

Depreciation was $17.6 million in the first quarter 2023, compared to $18.2 million in the fourth quarter 2022.

Interest income was $1.7 million in the first quarter 2023, compared to $1.1 million in the fourth quarter 2022. The increase is principally due to the increase in the deposit rates on cash and cash equivalents

Interest expense was $26.3 million in the first quarter 2023, compared to $24.5 million in the fourth quarter 2022. The increase is primarily due to the increase in the floating rate of interest.

Extinguishment costs of long-term debt were $10.2 million in the first quarter 2023, compared to $1.7 million in the fourth quarter 2022. In the first quarter 2023, the Company recorded an unrealized write-off of unamortized debt issuance costs of $8.8 million and direct exit costs of $1.4 million in relation to the extinguishment of the $629 Million Facility and the Flex Amber Sale and Leaseback as part of the Company's re-financings during the quarter. In the fourth quarter 2022, the Company recorded direct costs of $0.2 million and recorded an unrealized write-off of unamortized debt issuance costs of $1.5 million due to the extinguishment of Flex Resolute tranche under the $629 Million Facility.

6	Flex LNG Ltd. First Quarter Results 2023

The Company recorded a loss on derivatives of $2.8 million in the first quarter 2023, which includes an unrealized loss of $7.9 million. This compares to a gain on derivatives for the fourth quarter 2022 of $4.9 million, which includes an unrealized gain of $2.1 million. In the first quarter 2023, the Company amended the derivative portfolio which increased the notional amount hedged, lowered the weighted average fixed interest rate being paid and reduced the average duration of the swaps.

The Company recorded a foreign exchange loss of $0.6 million in the first quarter 2023, compared to a gain of $1.0 million in the fourth quarter 2022.

Other financial items were $0.1 million in the first quarter 2023, compared to $0.1 million in the fourth quarter 2022.

Net income for the first quarter 2023 was $16.5 million and basic earnings per share were $0.31, compared to a net income of $41.4 million and basic earnings per share of $0.78 for the fourth quarter 2022.

Adjusted EBITDA2 was $72.5 million for the first quarter 2023, compared to $79.1 million for the fourth quarter 2022.

Adjusted net income2 for the first quarter 2023 was $35.2 million and adjusted earnings per share of $0.66, compared to an adjusted net income of $54.5 million and adjusted earnings per share of $1.02 for the fourth quarter 2022.

The time charter equivalent rate2 for the first quarter 2023 was $80,175 per day compared to $81,699 per day for the fourth quarter 2022.

Results for the three months ended March 31, 2023 and March 31, 2022
Vessel operating revenues were $92.5 million for the three months ended March 31, 2023 compared to $74.6 million for the three months ended March 31, 2022. The increase in revenues between the two periods is impacted by an improved spot market in 2023 compared to 2022, which resulted in improved charter hire on our index linked time charter and one vessel idling for periods of the first quarter 2022. Furthermore, we had more vessels on improved long term charters in 2023 compared to 2022 as well as some vessels impacted by declaration of charterer options during 2022. Lastly, these factors were offset by 19 days of offhire for Flex Enterprise which was in dry dock.

Voyage expenses were $0.3 million for the three months ended March 31, 2023 compared to $1.4 million for the three months ended March 31, 2022. In 2022, we had one vessel exposed to the spot market which resulted in
2 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

7	Flex LNG Ltd. First Quarter Results 2023

bunker consumption on the owners account during the idling period, whereas in 2023 there was 100% utilization of our vessels.

Vessel operating expenses were $15.7 million for the three months ended March 31, 2023, compared to $14.4 million for the three months ended March 31, 2022. In the three months ended March 31, 2022, there was an out-of-period adjustment of $2.9 million recorded which reduced the vessel operating expenses. With the exception of the aforementioned adjustment, there was a decrease in operating expenses which is explained by a decrease in technical expenses such as spares, services and stores offset by an increase in training costs during the first quarter 2023.

Administrative expenses were $3.9 million for the three months ended March 31, 2023 compared to $2.7 million for the three months ended March 31, 2022.

Depreciation for the three months ended March 31, 2023 amounted to $17.6 million compared to $17.8 million for the three months ended March 31, 2022.

Interest income was $1.7 million in the three months ended March 31, 2023, compared to $0.0 million in the three months ended March 31, 2022. The increase is principally due to the increase in the deposit rates on cash and cash equivalents.

Interest expenses were $26.3 million in the three months ended March 31, 2023, compared to $14.6 million in the three months ended March 31, 2022. The increase in interest is due to the increase in the floating rate of interest, based on SOFR and LIBOR, and an increase in long-term debt.

Extinguishment costs of long-term debt were $10.2 million in the three months ended March 31, 2023, compared to $0.0 million in the three months ended March 31, 2022. In 2023, the Company recorded an unrealized write-off of unamortized debt issuance costs of $8.8 million and direct exit costs of $1.4 million in relation to the extinguishment of the $629 Million Facility and the Flex Amber Sale and Leaseback as part of the Company's re-financings during the quarter.

The Company recorded a loss on derivatives of $2.8 million in the three months ended March 31, 2023, which includes an unrealized loss of $7.9 million and a realized gain on derivatives of $5.0 million. The positive development of interest rates in the year has resulted in this increase in the fair value of our interest rate swap derivatives. This compares to a net gain on derivatives of $31.9 million in the three months ended March 31, 2022, which includes an unrealized gain of $33.4 million and a realized loss of $1.5 million. The gain or loss on derivatives is primarily derived from the movements in the fair value of the interest rate swaps which will be fluctuate based on changes in the total notional amount and the movement in the long-term floating rate of interest during the period.

8	Flex LNG Ltd. First Quarter Results 2023

The Company recorded a foreign exchange loss of $0.6 million in the three months ended March 31, 2023, compared to a gain of $0.1 million in the three months ended March 31, 2022.

Other financial items expense was $0.1 million in the three months ended March 31, 2023, compared to a gain $0.1 million in the three months ended March 31, 2022.

The Company reported a net income of $16.5 million and basic earnings per share of $0.31 for the three months ended March 31, 2023, compared to a net income of $55.8 million and basic earnings per share of $1.05 for the three months ended March 31, 2022.

Adjusted EBITDA3 for the three months ended March 31, 2023, was $72.5 million compared to $56.3 million for the three months ended March 31, 2022.

Adjusted net income3 for the three months ended March 31, 2023, was $35.2 million and adjusted earnings per share of $0.66, compared to an adjusted net income of $22.3 million and adjusted earnings per share of $0.42 for the three months ended March 31, 2022.

The time charter equivalent rate3 for the three months ended March 31, 2023, was $80,175 per day compared to $62,627 per day for the three months ended March 31, 2022.

Cash Flow for the three months ended March 31, 2023 and December 31, 2022
Total cash, cash equivalents and restricted cash was $475.5 million as at March 31, 2023, compared to $332.4 million as at December 31, 2022.

Net cash provided by operating activities in the first quarter 2023 was $38.3 million, compared to $53.4 million in the fourth quarter 2022. Net cash provided by operating activities for the first quarter 2023 included net income, after adjusting for non-cash items, of $54.1 million compared to $59.3 million in the fourth quarter 2022. The Company had negative working capital adjustments of $15.8 million for the first quarter 2023, compared to negative working capital adjustments of $6.0 million in the fourth quarter 2022.

Net cash used in investing activities in the first quarter 2023 was $4.5 million, compared to $0.0 million used in investing activities in the fourth quarter 2022. In the first quarter 2023, the company capitalized $4.5 million in relation to the dry dock of Flex Enterprise.

3 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

9	Flex LNG Ltd. First Quarter Results 2023

Net cash provided by financing activities was $109.9 million in the first quarter 2023, compared to $6.8 million used in financing activities in the fourth quarter 2022. In the first quarter 2023, we completed our balance sheet optimization programme which increased cash by $195.7 million after all fees and expenses compared to $34.4 million provided from the programme in the fourth quarter 2022. In the first quarter 2023, we also made regular installments of $32.1 million compared to regular installments of $16.5 million in the fourth quarter 2022. Lastly in the fourth quarter 2022, the company recorded cash proceeds on the termination of derivative instruments of $14.4 million and net proceeds from the issuance of shares, under the ATM program, amounting to $14.5 million. No shares were issued under the ATM program in the first quarter 2023.

Dividend payments were $53.7 million in the first quarter 2023, compared to $40.0 million in the fourth quarter 2022. This increase is due to the Company declaring a dividend rate of $0.75 per share in February 2023 and a special dividend of $0.25 per share in February 2023, both of which were paid in March 2023 to shareholders of record as of February 23, 2023. Whereas, in November 2022, the Company declared a dividend rate of $0.75 per share, which was paid in December 2022.

Balance Sheet as at March 31, 2023
In the three months ended March 31, 2023, there was depreciation of $17.6 million, offset by dry dock additions of $4.5 million, bringing the net book value of vessels and equipment to $2,256.9 million as at March 31, 2023 compared to $2,269.9 million as at December 31, 2022.

As at March 31, 2023, total long-term debt was $1,889.1 million, compared to $1,714.7 million as at December 31, 2022, of which the current portion of long-term debt was $102.0 million and $95.5 million respectively.

In the year ended March 31, 2023, the following material factors resulted in an increase in the Company's long-term debt:
•Drawdown of $290.0 million under the term and revolving tranches of the $290 Million Facility;
•Drawdown of $180.0 million under the Rainbow $180 Million Sale and Leaseback;
•Drawdown of $330.0 million under the $330 Million Facility;
•Write-off of unamortized debt issuance costs of $8.8 million upon extinguishment of long-term debt; and
•Regular amortization of debt issuance costs of $0.6 million.

Whereas, the following material factors resulted in a decrease in the Company's long-term debt:
•Regular repayment of debt of $32.1 million;
•Financing costs of $7.5 million;
•Prepayment of $136.9 million, which was the full amount outstanding under the Flex Amber Sale and Leaseback; and

10	Flex LNG Ltd. First Quarter Results 2023

•Prepayment of $458.5 million, which was the full amount outstanding under the Flex Freedom, Flex Vigilant, Flex Artemis and Flex Aurora tranches of the $629 Million Facility.

As at March 31, 2023, total equity was $870.6 million compared to $907.1 million as at December 31, 2022. The movement in equity consists of net income of $16.5 million, $0.7 million relating to a share-based compensation and dividends paid in the quarter ended March 31, 2023 of $53.7 million.

11	Flex LNG Ltd. First Quarter Results 2023

LNG Market Update
The first quarter experienced the usual seasonal softening of the LNG shipping market partly driven by increased willingness by portfolio players to sublet vessels. However, spot rates observed during Q1, are higher than seen in in previous years as the LNG shipping market remains structurally tight with limited available tonnage control by independent owners. This, coupled with the spot market seen in the second half of 2022, will leave charterers hesitant to release tonnage as we move towards peak season.

The softening spot market also had somewhat of a spillover effect to the term market with a reduction in rates for shorter term fixtures (1-3 years), whilst longer dated term charters remain stable and supported by a continued increase in newbuilding prices, currently being quoted at about $ 260 million. According to industry sources, and the increase in interest rates seen over the last quarter.

Global LNG trade is expected to grow by ~5.2% to 424 mt this year according to market research with volumes in Q1 2023 reaching 105.8 mt compared to 100.5 mt in Q1 2022. The Atlantic basin have continued to be the main driver for growth with European LNG demand increasing to 37.5 mt in q1 (about 12% higher than in Q1 last year). European imports is expected to continue to increase as eleven new FSRUs is expected to become operational in the near term and despite storage levels currently being at seasonal highs of around 60%, well above last year and ahead of the targets set by the European Commission to reach a storage filling of 90% of capacity by November 2023.

With gas prices coming down in Q1, price sensitive Asian imports increased by 2.0 mt in Q1 2023 (compared to same period last year), even as a mild winter and increased nuclear output led to a decline of about 1.5 mt in demand from Japan. In addition, the expected increase in LNG demand from China as a consequence of Covid-19 policies reversal, have yet to materialized in magnitudes as previously anticipated, due to high domestic production and pipeline supply, although growth has been picking up in March and April.

Global LNG supply continued to increase with Q1 2023 export volumes reaching 106 mt, an increase of 5.3% from Q1 2022. US volumes remained stable despite Freeport being down for the majority of the quarter. With the return of Freeport, the amount of LNG being loaded in March reached record levels of 36 mtpa in March according to Fearnleys.

Two LNG liquefaction projects, Plaquemines phase 2 and Port Arthur LNG, reached positive finale investment decision (“FID”) during the quarter. According to market research an additional 11 sale purchase agreements (“SPAs”) were signed during the quarter for a total volume of 12.9 mtpa during Q1, on the back of record levels of SPAs being signed in 2022, it is expected that more LNG liquefaction projects will reach a positive FID decision during 2023.

12	Flex LNG Ltd. First Quarter Results 2023

With an all-time high number of newbuilding orders being placed in 2022, orders for an additional 19 LNG carriers were placed at Korean and Chinese yards in Q1 2023, resulting in a current orderbook of 286 vessels. According to Fearnleys only around 33 vessels are not currently committed towards a charter contract at delivery. With 63, 82 and 77 newbuilding’s set for delivery in 2024, 2025 and 2026 respectively, coupled with relatively small liquefaction volume growth in the next two years, there is a risk of a loosening market balance in the next few years until new liquefaction capacity expected to increase significantly from 2025 and onwards. Potentially remedied by growth in smaller-scale and flexible liquefaction solutions which have shorter time to market, the aging steam turbine fleet and the implication of new stringent environmental regulation coming into play. The quarter also saw a small uptick in demolition/recycling activity with three older vessel being sold for recycling during the quarter, compared to two vessels last year according to Fearnleys.

However, the long-term outlook remains strong with new liquefaction capacity expected to come on stream, and environmental regulation making its impact on the demand for older steam turbine vessels.

13	Flex LNG Ltd. First Quarter Results 2023

First Quarter 2023 Result Presentation
Flex LNG will release its financial results for the first quarter 2023 on Tuesday May 16, 2023.

In connection with the earnings release, a video webcast will be held at 3:00 p.m. CET (9:00 a.m. EST). In order to attend the webcast use the following link: https://events.webcast.no/viewer-registration/Pn9ZYoK6/register

A Q&A session will be held after the conference/webcast. Information on how to submit questions will be given at the beginning of the session.

The presentation material which will be used in the conference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website. None of the information contained on the Company's website is incorporated into or forms a part of this report.

14	Flex LNG Ltd. First Quarter Results 2023

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "forecast," "anticipate," "estimate," "intend," "plan," "possible," "potential," "pending," "target," "project," "likely," "may," "will," "would," "should," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. As such, these forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. The Company undertakes no obligation, and specifically declines any obligation, except as required by applicable law or regulation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the effect of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the impact of public health threats and outbreaks of other highly communicable diseases, including the length and severity of the COVID-19 outbreak and its impact on the LNG tanker market, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, customers' increasing emphasis on environmental and safety concerns,

15	Flex LNG Ltd. First Quarter Results 2023

potential liability from pending or future litigation, general domestic and international political conditions or events, including the recent conflicts between Russia and Ukraine, which remain ongoing as of the date of this press release, business disruptions, including supply chain disruption and congestion, due to natural or other disasters or otherwise, potential physical disruption of shipping routes due to accidents, climate-related incidents, or political events, vessel breakdowns and instances of off-hire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”). For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

16	Flex LNG Ltd. First Quarter Results 2023

Board of Directors of Flex LNG Ltd.

May 16, 2023

David McManus
Chairman of the Board of Directors

Steen Jakobsen
Director

Ola Lorentzon
Director

Nikolai Grigoriev
Director

Susan Sakmar
Director

17	Flex LNG Ltd. First Quarter Results 2023

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Operations
(figures in thousands of $, except per share data)
		Three months ended
		March 31,	December 31,	March 31,
	Note	2023	2022	2022
Vessel operating revenues		92,477	97,929	74,570
Voyage expenses		(273)	(217)	(1,354)
Vessel operating expenses		(15,706)	(16,204)	(14,351)
Administrative expenses		(3,869)	(2,296)	(2,697)
Depreciation	7	(17,619)	(18,204)	(17,809)
Operating income		55,010	61,008	38,359
Interest income		1,689	1,060	29
Interest expense		(26,323)	(24,538)	(14,639)
Extinguishment costs of long-term debt	9	(10,238)	(1,747)	—
(Loss)/gain on derivatives	10	(2,846)	4,875	31,864
Foreign exchange (loss)/gain		(587)	954	75
Other financial items		(138)	(134)	89
Income before tax		16,567	41,478	55,777
Income tax expense		(36)	(44)	(16)
Net income		16,531	41,434	55,761

Earnings per share:
Basic	3	0.31	0.78	1.05
Diluted	3	0.31	0.77	1.05

Unaudited Interim Financial Information Condensed Consolidated Statements of Comprehensive Income
(figures in thousands of $)

		Three months ended
		March 31,	December 31,	March 31,
	Note	2023	2022	2022
Net income		16,531	41,434	55,761
Total other comprehensive income/(loss)		—	—	—
Total comprehensive income		16,531	41,434	55,761

The accompanying notes are an integral part of these condensed consolidated financial statements.

18	Flex LNG Ltd. First Quarter Results 2023

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
		March 31,	December 31,
	Note	2023	2022
ASSETS
Current assets
Cash and cash equivalents	4	474,950	332,329
Restricted cash	4	520	72
Inventory		5,178	5,260
Other current assets	5	28,642	16,327
Receivables due from related parties	12	910	60
Total current assets		510,200	354,048

Non-current assets
Derivative instruments	10	48,566	55,515
Vessels and equipment, net	7	2,256,859	2,269,946
Other fixed assets		2	3
Total non-current assets		2,305,427	2,325,464
Total Assets		2,815,627	2,679,512

EQUITY AND LIABILITIES
Current liabilities
Current portion of long-term debt	8,9	101,959	95,507
Derivative instruments	10	928	—
Payables due to related parties	12	407	328
Accounts payable		4,235	1,794
Other current liabilities	6	50,293	55,569
Total current liabilities		157,822	153,198

Non-current liabilities
Long-term debt	8,9	1,787,174	1,619,224
Total non-current liabilities		1,787,174	1,619,224
Total Liabilities		1,944,996	1,772,422

Equity
Share capital (March 31, 2023: 54,520,325 (December 31, 2022: 54,520,325) shares issued, par value $0.10 per share)	13	5,452	5,452
Treasury shares at cost (March 31, 2023: 838,185 (December 31, 2022: 838,185))	14	(8,082)	(8,082)
Additional paid in capital	15	1,204,099	1,203,407
Accumulated deficit		(330,838)	(293,687)
Total equity		870,631	907,090
Total Equity and Liabilities		2,815,627	2,679,512

The accompanying notes are an integral part of these condensed consolidated financial statements.

19	Flex LNG Ltd. First Quarter Results 2023

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended
		March 31,	December 31,	March 31,
	Note	2023	2022	2022

OPERATING ACTIVITIES
Net income		16,531	41,434	55,761
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	7	17,619	18,204	17,809
Amortization of debt issuance costs		573	1,011	1,137
Extinguishment costs of long-term debt		10,238	1,747	—
Change in fair value of derivative instruments	10	7,877	(2,097)	(33,375)
Foreign exchange loss/(gain)		587	(954)	(20)
Share-based payments	15	692	72	94
Other		(2)	(76)	(10)
Changes in operating assets and liabilities, net:
Inventory		82	(350)	1,247
Other current assets	5	(12,315)	(4,876)	3,074
Receivables due from related parties	12	(850)	20	99
Payables due to related parties	12	79	(127)	81
Accounts payable		2,441	(3,356)	1,989
Other current liabilities	6	(5,276)	2,702	(5,436)
Net cash provided by operating activities		38,276	53,354	42,450

INVESTING ACTIVITIES
Purchase of other fixed assets		—	—	(1)
Additions to vessels and equipment, net		(4,531)	—	—
Net cash used in investing activities		(4,531)	—	(1)

FINANCING ACTIVITIES
Repayment of long-term debt	9	(32,107)	(16,534)	(28,615)
Proceeds from revolving credit facilities	9	556,667	225,000	63,421
Repayment of revolving credit facilities	9	(406,667)	(225,000)	(64,079)
Prepayment of long-term debt	9	(595,344)	(113,764)	—
Proceeds from long-term debt	9	650,000	150,000	—
Extinguishment costs paid on long-term debt	9	(1,433)	(192)	—
Proceeds from termination of derivative instruments	10	—	14,402	—
Financing costs		(7,525)	(1,599)	(20)
Proceeds from issuance of shares	13	—	14,490	—
Dividends paid	3	(53,682)	(39,954)	(39,848)
Net cash provided by/(used in) financing activities		109,909	6,849	(69,141)

Effect of exchange rate changes on cash		(585)	1,030	30
Net increase/(decrease) in cash, cash equivalents and restricted cash		143,069	61,233	(26,662)

Cash, cash equivalents and restricted cash at the beginning of the period	4	332,401	271,168	201,170
Cash, cash equivalents and restricted cash at the end of the period	4	475,470	332,401	174,508

The accompanying notes are an integral part of these condensed consolidated financial statements.

20	Flex LNG Ltd. First Quarter Results 2023

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)

For the three months ended March 31, 2022:

	Number of shares outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Accumulated Deficit	Total Equity

At January 1, 2022	53,130,584	5,411	(9,449)	1,189,060	(295,635)	889,387
Share-based payments	—	—	—	94	—	94
Net income	—	—	—	—	55,761	55,761
Dividends paid	—	—	—	—	(39,848)	(39,848)
At March 31, 2022	53,130,584	5,411	(9,449)	1,189,154	(279,722)	905,394

For the three months ended March 31, 2023:

	Number of shares outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Accumulated Deficit	Total Equity

At January 1, 2023	53,682,140	5,452	(8,082)	1,203,407	(293,687)	907,090
Share-based payments	—	—	—	692	—	692
Net income	—	—	—	—	16,531	16,531
Dividends Paid	—	—	—	—	(53,682)	(53,682)
At March 31, 2023	53,682,140	5,452	(8,082)	1,204,099	(330,838)	870,631

The accompanying notes are an integral part of these condensed consolidated financial statements.

21	Flex LNG Ltd. First Quarter Results 2023

Notes to the Interim Consolidated Accounts

Note 1: General information
Flex LNG Ltd. (together with its subsidiaries, the "Company" or "Flex LNG") is a limited liability company, originally incorporated in the British Virgin Islands and registered in Bermuda as of June 2017. The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG"). The Company's ordinary shares are listed on the New York Stock Exchange (the "NYSE") and the Oslo Stock Exchange (the "OSE") under the symbol "FLNG". The interim financial information is unaudited.

Note 2: Accounting principles
Basis of accounting
The unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an annual report, and should be read in conjunction with the annual consolidated financial statements and notes for the year ended December 31, 2022 included in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on March 10, 2023.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2022.

Recent accounting pronouncements
Recently issued accounting pronouncements are not expected to materially impact the Company.

Note 3: Earnings per share

Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be outstanding if all the dilutive potential ordinary shares were issued, excluding those purchased by the Company and held as treasury shares. If in the period there is a loss, then any potential ordinary shares have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive.

22	Flex LNG Ltd. First Quarter Results 2023

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

(figures in thousands of $, except per share data)
	Three months ended
	March 31,	December 31,	March 31,
	2023	2022	2022
Net income	16,531	41,434	55,761

Weighted average number of ordinary shares	53,682,140	53,352,403	53,130,584
Share options	242,956	276,091	218,364
Weighted average number of ordinary shares, adjusted for dilution	53,925,096	53,628,494	53,348,948

Earnings per share:
Basic	0.31	0.78	1.05
Diluted	0.31	0.77	1.05

Dividends paid per share	(1.00)	(0.75)	(0.75)

On February 13, 2023, the Company’s Board of Directors declared a cash dividend for the fourth quarter of 2022 of $0.75 per share. This dividend was paid on March 7, 2023, to shareholders on record as of February 23, 2023. The ex-dividend date was February 22, 2023.

Also on February 13, 2022, the Company’s Board of Directors declared a cash dividend for the fourth quarter of 2022 of $0.25 per share, in addition to the dividend referenced in the immediately preceding paragraph. This dividend was a special dividend and was paid on March 7, 2023, to shareholders on record as of February 23, 2023. The ex-dividend date was February 22, 2023.

Note 4: Cash, cash equivalents and restricted cash

The following identifies the balance sheet line items included in cash, cash equivalents and restricted cash as presented in the consolidated statements of cash flows:

(figures in thousands of $)
	March 31,	December 31,
	2023	2022
Cash and cash equivalents	474,950	332,329
Restricted cash	520	72
	475,470	332,401

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

23	Flex LNG Ltd. First Quarter Results 2023

Note 5: Other current assets

Other current assets includes the following:

(figures in thousands of $)
	March 31,	December 31,
	2023	2022
Trade accounts receivable, net	5,235	4,859
Accrued income	4,791	2,152
Prepaid expenses	13,424	5,940
Other receivables	5,192	3,376
	28,642	16,327

Note 6: Other current liabilities

Other current liabilities includes the following:

(figures in thousands of $)
	March 31,	December 31,
	2023	2022
Accrued expenses	19,233	20,686
Deferred charter revenue	28,882	32,963
Other current liabilities	2,053	1,673
Provisions	125	247
	50,293	55,569

24	Flex LNG Ltd. First Quarter Results 2023

Note 7: Vessels and equipment, net
Movements in the three months ended March 31, 2023 for vessels and equipment, net is summarized as follows:

(figures in thousands of $)

	Vessels and equipment	Dry docks	Total

Cost
At January 1, 2023	2,467,470	32,500	2,499,970
Additions	—	4,531	4,531
Disposals	—	(2,500)	(2,500)
At March 31, 2023	2,467,470	34,531	2,502,001

Accumulated depreciation
At January 1, 2023	(209,647)	(20,377)	(230,024)
Charge	(16,206)	(1,412)	(17,618)
Disposals	—	2,500	2,500
At March 31, 2023	(225,853)	(19,289)	(245,142)

Net book value
At January 1, 2023	2,257,823	12,123	2,269,946
At March 31, 2023	2,241,617	15,242	2,256,859

Note 8: Capital commitments

As of March 31, 2023, the Company's only capital commitments relate to long-term debt obligations, summarized as follows:

(figures in thousands of $)
	Sale & leaseback(1)	Period repayment	Balloon repayment	Total
1 year	50,778	54,362	—	105,140
2 years	51,931	54,362	—	106,293
3 years	52,639	54,362	—	107,001
4 years	53,377	54,362	—	107,739
5 years	54,169	57,728	250,000	361,897
Thereafter	695,272	29,097	392,786	1,117,155
Total	958,166	304,273	642,786	1,905,225

(1) Sale & leaseback's, which are classified as financing arrangements, include loan amortization and the final amounts payable in connection with repurchase obligations payable at the end of the respective charters. Vessel's collateralized under these financing arrangements include Flex Volunteer, Flex Courageous, Flex Constellation, Flex Amber, Alex Artemis and Flex Rainbow as at March 31, 2023.

25	Flex LNG Ltd. First Quarter Results 2023

Note 9: Long-term debt

$330 Million Sale and Leaseback
In January 2023, the Company signed sale and leaseback agreements with an Asian-based lease provider for Flex Amber and Flex Artemis. Under the terms of the agreements, the vessels were sold for a gross consideration, equivalent to the market value of each vessel at the time, and net consideration of $170 million for the Flex Amber and $160 million for the Flex Artemis, adjusted for an advance hire per vessel. The agreements have a lease period of ten years and the Company has the option to extend for an additional two years. The bareboat rate payable under the leases have a fixed element, treated as principal repayment, and a variable element based on term SOFR plus a margin of 215 basis points per annum calculated on the outstanding under the lease. The agreements include fixed price purchase options, whereby we have options to re-purchase the vessels at or after the third anniversary of the agreement, and on each anniversary thereafter, until the end of the lease period. In February 2023, the transactions were completed and in connection with this, the Company prepaid the full amount outstanding under the Flex Artemis tranches of $629 Million Facility of $122.7 million and the Flex Amber Sale and Leaseback of $136.8 million.

$375 Million Facility
In February 2023, we completed an asset swap under the facility, which replaced Flex Rainbow with Flex Aurora. In connection with the asset swap, we prepaid the full amount outstanding of $110.0 million under the Flex Aurora tranches of the $629 Million Facility.

As at March 31, 2023, the net outstanding balance under the term tranche of the $375 Million Facility was $113.9 million and the revolving tranche of $250.0 million was fully drawn.

Rainbow $180 Million Sale and Leaseback
In March 2023, the Company completed a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Rainbow. Under the terms of the agreement, the vessel was sold for a consideration of $180.0 million, with a bareboat charter of 9.9 years. The bareboat rate payable under the lease has a fixed element considered a principal repayment and a variable element considered interest, which is calculated on term SOFR plus a margin. The Company has the options to terminate the lease and repurchase the vessel at fixed price in Q1 2028, in Q1 2030 and at the end of the charter in Q1 2033.

$290 Million Facility
In March 2023, the Company completed a $290 million term and revolving credit facility for the vessels Flex Freedom and Flex Vigilant. The facility has an interest of SOFR plus a margin of 185 basis points per annum. The facility is split as a term tranche of $140 million and a revolving tranche of $150 million. The facility has a duration of 6 years, with the revolving tranche being non-amortizing and the term tranche amortizing reflecting an overall age

26	Flex LNG Ltd. First Quarter Results 2023

adjusted profile of 22 years. In connection with this agreement, the Company prepaid the full amount outstanding under the $629 Million Facility of $225.7 million.

As at March 31, 2023, the net outstanding balance under the term tranche of the $290 Million Facility was $138.5 million and the revolving tranche of $150.0 million was fully drawn.

Note 10: Financial Instruments
In order to reduce the risk associated with fluctuations in interest rates, the Company has interest rate swap agreements, whereby floating interest has been swapped to a fixed rate of interest on an aggregate notional principal of $820.0 million as per March 31, 2023 (December 31, 2022: $677.8 million).

Our interest rate swap contracts as of March 31, 2023, of which none are designated as hedging instruments, are summarized as follows:

(figures in thousands of $)
	Notional principal	Effective date	Maturity date	Fixed Interest Rate	Reference Rate
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.38%	LIBOR
Receiving floating, pay fixed	25,000	July 2020	July 2025	1.38%	LIBOR
Receiving floating, pay fixed	35,000	September 2020	September 2025	1.03%	LIBOR
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%	LIBOR
Receiving floating, pay fixed	25,000	September 2020	September 2025	0.37%	LIBOR
Receiving floating, pay fixed	25,000	March 2021	June 2024	0.35%	LIBOR
Receiving floating, pay fixed	50,000	July 2022	July 2032	2.15%	SOFR
Receiving floating, pay fixed	50,000	July 2022	July 2032	1.91%	SOFR
Receiving floating, pay fixed	181,000	October 2022	April 2025	0.95%	SOFR
Receiving floating, pay fixed	50,000	December 2022	December 2032	3.28%	SOFR
Receiving fixed, pay floating	(181,000)	March 2023	April 2025	4.80%	SOFR
Receiving floating, pay fixed	50,000	January 2023	January 2033	3.26%	SOFR
Receiving floating, pay fixed	100,000	March 2023	September 2024	4.64%	SOFR
Receiving floating, pay fixed	35,000	March 2023	March 2025	4.07%	SOFR
Receiving floating, pay fixed	20,000	March 2023	March 2025	3.95%	SOFR
Receiving floating, pay fixed	20,000	March 2023	March 2025	4.11%	SOFR
Receiving floating, pay fixed	20,000	March 2023	March 2025	4.02%	SOFR
Receiving floating, pay fixed	25,000	March 2023	March 2025	3.94%	SOFR
Receiving floating, pay fixed	25,000	March 2023	March 2025	3.96%	SOFR
Receiving floating, pay fixed	15,000	March 2023	March 2025	3.76%	SOFR
Receiving floating, pay fixed	25,000	March 2023	September 2025	1.22%	SOFR
Receiving floating, pay fixed	75,000	March 2023	June 2025	1.39%	SOFR
Receiving floating, pay fixed	100,000	March 2026	March 2032	1.26%	SOFR
	820,000

Movements in the three months ended March 31, 2023 for the derivative instrument assets and liabilities is summarized as follows:

27	Flex LNG Ltd. First Quarter Results 2023

(figures in thousands of $)

	Derivative Instrument Asset	Derivative Instrument Liability	Total

At January 1, 2023	55,515	—	55,515
Change in fair value of derivative instruments	(6,949)	(928)	(7,877)
At March 31, 2023	48,566	(928)	47,638

(Loss)/gain on derivatives as recorded on the Company's unaudited condensed consolidated statements of operations is summarized as follows:

(figures in thousands of $)
	Three months ended
	March 31	December 31	March 31
	2023	2022	2022
Change in fair value of derivative instruments	(7,877)	2,097	33,375
Realized gain/(loss) on derivative instruments	5,031	2,778	(1,511)
(Loss)/gain on derivatives	(2,846)	4,875	31,864

Note 11: Fair Value of Financial Assets and Liabilities
The principal financial assets of the Company at March 31, 2023 and December 31, 2022, consist primarily of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and secured long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash, cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying condensed consolidated balance sheets.

The fair value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their carrying amounts in the accompanying condensed consolidated balance sheets.

28	Flex LNG Ltd. First Quarter Results 2023

The fair value of floating rate debt has been determined using Level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or semi-annual basis. The carrying value of the floating rate debt is shown net of debt issuance costs, while fair value of floating rate debt is shown gross.

The fair value of fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

(figures in thousands of $)		March 31,		December 31,
		2023		2022
	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash and cash equivalents	Level 1	474,950	474,950	332,329	332,329
Restricted cash	Level 1	520	520	72	72
Derivative instruments receivable	Level 2	48,566	48,566	55,515	55,515
Derivative instruments payable	Level 2	(928)	(928)	—	—
Floating rate debt	Level 2	(1,739,664)	(1,754,109)	(1,563,657)	(1,579,878)
Fixed rate debt	Level 2	(149,469)	(166,821)	(151,074)	(159,698)

There have been no transfers between different levels in the fair value hierarchy during the three months ended March 31, 2023.

Assets Measured at Fair Value on a Recurring Basis
The fair value (Level 2) of interest rate swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Nordea (S&P Global rating: AA-), Danske Bank (S&P Global rating: A+) and DNB (S&P Global rating: AA-).

29	Flex LNG Ltd. First Quarter Results 2023

Note 12: Related party transactions
Related Party Balances
A summary of receivables due from related parties at March 31, 2023 and December 31, 2022 are as follows:

(figures in thousands of $)
	March 31,	December 31,
	2023	2022
Seatankers Management Norway AS	15	16
Frontline Management (Bermuda) Limited	657	—
Northern Ocean Limited	—	33
Avance Gas	223	2
Sloane Square Capital Holdings Ltd	15	9
	910	60

A summary of payables due to related parties at March 31, 2023 and December 31, 2022 are as follows:

(figures in thousands of $)
	March 31,	December 31,
	2023	2022
Frontline Management (Bermuda) Limited	—	(30)
SFL Corporation Ltd	(1)	(1)
Frontline Corporate Services Ltd	(47)	(4)
Flex LNG Fleet Management AS	(357)	(293)
Front Ocean Management Ltd	(2)	—
	(407)	(328)

30	Flex LNG Ltd. First Quarter Results 2023

Related Party Transactions
A summary of transactions with related parties is as follows:

(figures in thousands of $)
	Three months ended
	March 31,	December 31,	March 31,
	2023	2022	2022
Administration services fees
Seatankers Management Co. Ltd	(8)	(127)	23
Front Ocean Management AS	(105)	(75)	(53)
Front Ocean Management Ltd	(67)	(107)	—
Frontline Management (Bermuda) Limited	(38)	(30)	(64)

Technical Management fees
Flex LNG Fleet Management AS	(803)	(904)	(1,015)

Office facilities
Seatankers Management Norway AS	(17)	(14)	(15)
Frontline Management AS	—	—	11

Chartering services fees
FS Maritime SARL	—	—	(32)

Administrative support income
Northern Ocean Limited	—	—	2
Sloane Square Capital Holdings Ltd	6	2	4
Avance Gas	178	2	2
Total related party transactions	(854)	(1,253)	(1,137)

Note 13: Share capital
The Company had an issued share capital at March 31, 2023 of $5.5 million divided into 54,520,325 ordinary shares (December 31, 2022: $5.5 million divided into 54,520,325 ordinary shares) of $0.10 par value.

In November 2022, the Company entered into an Equity Distribution Agreement with Citigroup Global Markets Inc. and Barclays Capital Inc. for the offer and sale of up to $100.0 million of the Company’s ordinary shares, par value $0.10 per share, through an at-the-market offering ("ATM").

In November 2022, the Company filed a registration statement to register the sale of up to $100 million ordinary shares pursuant to a dividend reinvestment plan ("DRIP"), to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned or other cash amounts, in the Company's ordinary shares on a regular basis, one time basis or otherwise. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, the Company may grant additional share sales to investors from time to time up to the amount registered under the plan.

31	Flex LNG Ltd. First Quarter Results 2023

No new shares were issued and sold under the ATM and DRIP arrangements during the first quarter 2023. In the year ended December 31, 2022, the Company issued and sold 409,741 ordinary shares pursuant to the ATM arrangement, for aggregate proceeds of $14.5 million, with an average net sales price of $35.36 per share and issued and sold no ordinary shares pursuant to the DRIP arrangement.

Note 14: Treasury shares
As of March 31, 2023, the Company holds an aggregate of 838,185 shares at a cost of $8.1 million, with a weighted average cost of $9.64 per share.

Note 15: Share based compensation
As at March 31, 2023, the Company had 488,750 outstanding non-vested share options (December 31, 2022: 488,750), with a weighted average adjusted exercise price of $11.87 (December 31, 2022: $12.87) and a weighted average remaining contractual term of 3.5 years (December 31, 2022: 3.7 years). The number of outstanding vested share options as at March 31, 2023 was nil (December 31, 2022: nil). Adjusted exercise price refers to the fact that the exercise price of each option is adjusted for dividends paid since the grant date of the option in line with the Company's share option scheme.

Note 16: Subsequent Events
In April 2023, Flex Endeavour completed her drydock in Singapore.

On May 15, 2023, the Company’s Board of Directors declared a cash dividend for the first quarter of 2023 of $0.75 per share. This dividend will be paid on or around June 13, 2023, to shareholders on record as of May 31, 2023. The ex-dividend date will be May 30, 2023.

All declarations of dividends are subject to the determination and discretion of the Company’s Board of Directors based on its consideration of various factors, including the Company’s results of operations, financial condition, level of indebtedness, anticipated capital requirements, contractual restrictions, restrictions in its debt agreements, restrictions under applicable law, its business prospects and other factors that the Board of Directors may deem relevant.

32	Flex LNG Ltd. First Quarter Results 2023

(A) Reconciliation of Net Income/(Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA is defined as net income/(loss) plus net interest expense, write-off of debt issuance costs, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity calculated in accordance with U.S. GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA because Adjusted EBITDA eliminates the impact of items not associated with the ongoing performance of our core operations. To derive Adjusted EBITDA, we have excluded certain gains/losses related to mark to market of derivatives, termination of long-term debt and foreign exchange.
The table below reconciles net income/(loss), the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.

(Unaudited figures in thousands of $)	Three months ended
	March 31,	December 31,	March 31,
	2023	2022	2022
Net income	16,531	41,434	55,761
Interest income	(1,689)	(1,060)	(29)
Interest expense	26,323	24,538	14,639
Write-off of unamortized debt issuance costs	8,805	1,555	—
Income tax expense	36	44	16
Depreciation	17,619	18,204	17,809
EBITDA	67,625	84,715	88,196
Extinguishment costs paid on long-term debt	1,433	192	—
Loss/(gain) on derivatives	2,846	(4,875)	(31,864)
Foreign exchange (gain)/loss	587	(954)	(75)
Adjusted EBITDA	72,491	79,078	56,257

33	Flex LNG Ltd. First Quarter Results 2023

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income/(loss) and Adjusted Earnings/(loss) Per Share

Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, fees in relation to the extinguishment of long-term debt, foreign exchange gains/loss and gain/loss on derivatives financial instruments held for trading. Adjusted Earnings/(loss) Per Share ("EPS") represents earnings attributable to shareholders of the Company adjusted for unrealized gain/loss on derivatives* as defined above, foreign exchange gains/losses, fees in relation to the extinguishment of long-term debt and write-off and accelerated amortization of unamortized loan fees and premium, divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that adjusted net income and adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.
Adjusted net income and adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, net income, operating income, earnings per share or any other measure of operating performance presented in accordance with US GAAP. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Adjusted net income and adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.
In evaluating adjusted net income and adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted net income and adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

34	Flex LNG Ltd. First Quarter Results 2023

(Unaudited figures in thousands of $, except per share data)	Three months ended
	March 31,	December 31,	March 31,
	2023	2022	2022
Net income	16,531	41,434	55,761
Extinguishment costs of long-term debt	10,238	1,747	—
Change in assets/liabilities of derivative instruments*	7,877	12,305	(33,375)
Foreign exchange loss/(gain)	587	(954)	(75)
Adjusted net income	35,233	54,532	22,311

Weighted average number of ordinary shares	53,682,140	53,352,403	53,130,584
Denominator for diluted earnings per share	53,925,096	53,628,494	53,348,948

Adjusted basic earnings per share	0.66	1.02	0.42
Adjusted diluted earnings per share	0.65	1.02	0.42

*In the third quarter 2022, the Company changed the calculation of the Adjusted Net Income to deduct the changes in the assets/liabilities of derivative instruments from net income to arrive at adjusted net income. In prior quarters, the Company only deducted the gain/loss on derivatives from net income to arrive at adjusted net income. The Company has retroactively adjusted for this change in the prior period comparative calculations for adjusted net income. The Company has made this change in the calculations of adjusted net income due to the changing interest rate environment, reference rate change to SOFR and increased Company activities in the re-financings of long-term debt, which have resulted in the realized portions of gains/losses in derivatives becoming more material to the Company, whereas in previous periods this has not been material to the Company. The Company's management re-evaluated the calculation of the non-GAAP measure given the increasing materiality of realized gains/losses in the period to more accurately align with the Companies objective of representing the Companies underlying business and financial performance to investors in addition to closer aligning with peers.

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Income
Consistent with general practice in the shipping industry, we use Time Charter Equivalent ("TCE") income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses. Under time charter agreements, voyage expenses, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer. Whereas under voyage charter agreements, voyage expenses are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time Charter Equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with vessel operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.

35	Flex LNG Ltd. First Quarter Results 2023

While we believe these measures are useful to investors, the definitions of TCE income and the TCE rate used by us may not be comparable to similar measures used by other companies.
The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.

(Unaudited figures in thousands of $)	Three months ended
	March 31,	December 31,	March 31,
	2023	2022	2022
Vessel operating revenues	92,477	97,929	74,570
Less:
Voyage expenses	(273)	(217)	(1,354)
Time charter equivalent income	92,204	97,712	73,216

(ii) Time Charter Equivalent Rate
Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.
The table below reconciles Time Charter Equivalent income to Time Charter Equivalent rate.

(Unaudited figures in thousands of $, except for TCE rate and days)	Three months ended
	March 31,	December 31,	March 31,
	2023	2022	2022
Time charter equivalent income	92,204	97,712	73,216

Fleet onhire days	1,150	1,196	1,169
Time charter equivalent rate	80,175	81,699	62,627

36	Flex LNG Ltd. First Quarter Results 2023

(D) Reconciliation of Vessel operating expenses to Operating Expenses per day

(i) Operating Expenses per day
Operating Expenses ("Opex") per day represents the weighted average daily vessel operating expenses of our entire operating fleet.
Opex per day is a measure of the average daily operating performance. Our method of calculating Opex per day is determined by dividing vessel operating expenses by the available days during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period.
Consistent with general practice in the shipping industry, we use Opex per day as a measure to compare Opex to compare the relative performance of the Companies technical performance with other industry peers. Operating expenses is a common shipping industry performance measure used primarily to compare period-to-period borne by the owner of the vessel and therefore can impact the overall net income and performance of the Company's fleet. Opex per day, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with Vessel Operating Expenses, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance
The table below reconciles Vessel Operating Expenses to Opex per day.

(Unaudited figures in thousands of $, except for opex per day and available days)	Three months ended
	March 31,	December 31,	March 31,
	2023	2022	2022
Vessel operating expenses	(15,706)	(16,204)	(14,351)

Available days	1,170	1,196	1,170
Opex per day	(13,424)	(13,548)	(12,266)

37	Flex LNG Ltd. First Quarter Results 2023